                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                                Schedule 13E-3
                       Rule 13e-3 Transaction Statement
         (Under Section 13(e) of the Securities Exchange Act of 1934)


                          BFX HOSPITALITY GROUP, INC.
--------------------------------------------------------------------------------
                             (Name of the Issuer)

                          BFX HOSPITALITY GROUP, INC.
                           HOSPITALITY CONCEPTS, LLC
--------------------------------------------------------------------------------
                     (Name of Person(s) Filing Statement)

                         Common Stock, $.05 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   119885200
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Robert H. McLean
                         226 Bailey Avenue, Suite 101
                           Fort Worth, Texas  76107
                                (817) 332-4761
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):


a.    [X]    The filing of solicitation materials or an information statement subject to Regulation 14A,
             Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    [ ]    The filing of a registration statement under the Securities Act of 1933.

c.    [ ]    A tender offer.

d.    [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           Calculation of Filing Fee
-------------------------------------------------------------------------------
             Transaction valuation*                 Amount of filing fee
-------------------------------------------------------------------------------
                 $9,984,199                                $1,997
-------------------------------------------------------------------------------
       * The filing fee is calculated based on $2.25 per share of common stock, and 4,400,866 shares of common stock following the expected exercise of all outstanding options.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:     $1,997
       Form or Registration No.:   Schedule 14A
       Filing Party:               BFX Hospitality Group, Inc.
       Date Filed:                 August 17, 2000

                                SCHEDULE 13E-3

     Reference is made to the preliminary proxy statement of BFX Hospitality Group, Inc. ("BFX") filed with the Securities and Exchange Commission on August 17, 2000 and which is an exhibit to this Schedule 13E-3.

     Capitalized terms in this Schedule 13E-3 have the same meanings ascribed to them in the Proxy Statement.

Item 1.  Summary Term Sheet.
         ------------------

         The information set forth on the Cover Page of the Proxy Statement and under the Section of the Proxy Statement entitled "Summary" is incorporated herein by reference.

Item 2.  Subject Company Information.
         ---------------------------

         (a)           Name and Address. The information set forth on the Cover
                       ----------------
                       Page of the Proxy Statement, on the first page of the Proxy Statement and under the Section of the Proxy Statement entitled "The Parties - The Company" is incorporated herein by reference.
         (b)           Securities. The information set forth on the Cover Page
                       ----------
                       of the Proxy Statement and under the Section of the Proxy Statement entitled "The Special Meeting - Matters to be Considered at the Special Meeting" is incorporated herein by reference.
         (c)           Trading Market and Price. The information set forth under
                       ------------------------
                       the Section of the Proxy Statement entitled "Market Information" is incorporated herein by reference.
         (d)           Dividends. *
                       ---------
         (e)           Prior Public Offerings. *
                       ----------------------
         (f)           Prior Stock Purchases. The information set forth in the
                       ---------------------
                       Proxy Statement under the Section entitled "Purchases of Common Stock by and Other Transactions with Certain Persons" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons.
         -----------------------------------------

         (a)           Name and Address. The information set forth in the
                       ----------------
                       Sections of the Proxy Statement entitled "The Parties - Hospitality and its Subsidiaries" and "Security Ownership" is incorporated herein by reference.
         (b)           Business and Background of Entities. The information set
                       -----------------------------------
                       forth in the Section of the Proxy Statement entitled "The Parties - Hospitality and its Subsidiaries" is incorporated herein by reference.
         (c)           Business and Background of Natural Persons. The
                       ------------------------------------------
                       information set forth in the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Conflicts of Interest" is incorporated herein by reference. Information set forth in the Section of the Company's proxy statement dated January 28, 2000 entitled "Election of Directors" and "Executive Officers of the Company" is incorporated herein by reference.

                       During the last five years, neither the Company, Hospitality, American, nor any director or executive officer of the Company, Hospitality or American has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining
-------------
*     Indicates Item is not applicable.

                       such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

                       BFX is a Delaware corporation. Each of Hospitality and American is a Delaware limited liability company. Each director and executive officer of BFX, Hospitality and American is a U.S. citizen.


Item 4.  Terms of the Transaction.
         ------------------------

         (a)           Material Terms. The information set forth on the Cover
                       --------------
                       Page of the Proxy Statement, under the Sections of the Proxy Statement entitled "Summary - Purposes of the Special Meeting", "Summary - Voting Rights", "Summary - Effective Time of the Merger", "Summary - Required Vote", "Summary - Certain Effects of the Merger", "Summary - Merger Agreement", "Summary - Material U.S. Federal Income Tax Consequences of the Merger", "Summary - Accounting Treatment of the Merger", "The Parties - Hospitality and its Subsidiaries", "The Special Meeting - Record Date, Voting Securities and Quorum", "The Special Meeting - Vote Required", "The Merger and Related
                       Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger" and "The Merger and Related Special Factors - Material U.S. Federal Income Tax Consequences of the Merger" is incorporated herein by reference.
         (b)           Different Terms. *
                       ---------------
         (c)           Appraisal Rights. The information set forth under the
                       ----------------
                       Sections of the Proxy Statement entitled "Summary - Appraisal Rights" and "The Merger and Related Special Factors - Rights of Dissenting Stockholders" is incorporated herein by reference.
         (d)           Provisions for Unaffiliated Security Holders.  None.
                       --------------------------------------------
         (e)           Eligibility for Listing or Trading. *
                       ----------------------------------

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
         --------------------------------------------------------

         (a)           Transactions. The information set forth in the Section of
                       ------------
                       the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company" is incorporated herein by reference.
         (b)           Significant Corporate Events. The information set forth
                       ----------------------------
                       in the Sections of the Proxy Statement entitled
                       "Summary - Merger Agreement", "The Merger and Related Special Factors - Background of the Company" and "The Merger Agreement" is incorporated herein by reference.
         (c)           Negotiations or Contacts. *
                       ------------------------
         (d)           Agreements Involving the Company's Securities. The
                       ---------------------------------------------
                       information set forth in the Section of the Proxy Statement entitled "The Merger and Related Special Factors" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.
         --------------------------------------------------

         (a)           Use of Securities Acquired. The information set forth in
                       --------------------------
                       the Sections of the Proxy Statement entitled "The Merger and Related Special Factors", "The Merger Agreement - Conversion of Securities in the Merger; Treatment of Derivatives" and "The Merger Agreement - Payment for and Surrender of Company Common Shares" is incorporated herein by reference.
         (b)           Plans. The information set forth in the Sections of the
                       -----
                       Proxy Statement entitled "The Merger Agreement - Conditions", "The Merger and Related Special Factors - Estimated Fees and Expenses; Source of Funds", "The Merger and Related Special Factors - Future Plans of the Company", "The Merger and Related Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the
-------------
*     Indicates Item is not applicable.

                       Merger" and "The Merger Agreement - Directors and Officers of the Surviving Company" is incorporated herein by reference.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.
         ---------------------------------------------

         (a)           Purposes. The information set forth under the Section of
                       --------
                       the Proxy Statement entitled "Summary - Future Plans for the Company", "The Merger and Related Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger" and "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" and the first and fifteenth paragraphs under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company" is incorporated herein by reference.
         (b)           Alternatives. The information set forth under the second
                       ------------
                       to last paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Purpose of and Reasons for the Merger; Certain Effects of the Merger" and paragraph (ix) of the second paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (c)           Reasons. The information set forth under the last
                       -------
                       paragraph of the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (d)           Effects. The information set forth under the Sections of
                       -------
                       the Proxy Statement entitled "Summary - Certain Effects of the Merger", "Summary - Merger Agreement", "Summary - Material U.S. Federal Income Tax Consequences of the Merger", "The Parties - Hospitality and its Subsidiaries", "The Merger Agreement - Material U.S. Federal Income Tax Consequences of the Merger" and under the last paragraph of the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Purposes of and Reasons for the Merger; Certain Effects of the Merger" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.
         ---------------------------

         (a)           Fairness. The information set forth under the Section of
                       --------
                       the Proxy Statement entitled "Summary - Recommendation of the Board of Directors", the second and third to last paragraphs under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company", the first paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" and under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Opinions of Independent Committee's Financial Advisors" is incorporated herein by reference.
         (b)           Factors Considered in Determining Fairness. The
                       ------------------------------------------
                       information set forth under the Sections of the Proxy Statement entitled "Summary - Opinions of Independent Committee's Financial Advisors" and "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.

-------------
*     Indicates Item is not applicable.

         (c)           Approval of Security Holders. The information set forth
                       ----------------------------
                       under the Section of the Proxy Statement entitled "Summary - Required Vote" and "The Special Meeting - Vote Required" is incorporated herein by reference.
         (d)           Unaffiliated Representative. The information set forth in
                       ---------------------------
                       the eighteenth paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors-Background of the Company" is incorporated herein by reference.
         (e)           Approval of Directors. The information set forth under
                       ---------------------
                       the Section of the Proxy Statement entitled "Summary - Recommendation of the Board of Directors", the second to last paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company", and the first paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (f)           Other Offers. *
                       ------------

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.
         ------------------------------------------------------

         (a)           Report, Opinion or Appraisal. The information set forth
                       ----------------------------
                       under the Sections of the Proxy Statement entitled "Summary - Opinions of Independent Committee's Financial Advisors" and "The Merger and Related Special Factors - Opinions of Independent Committee's Financial Advisors", and subparagraph (ii) of the second paragraph under the Section of the Proxy Statement entitled "Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (b)           Preparer and Summary of the Report, Opinion or Appraisal.
                       --------------------------------------------------------
                       The information set forth under the Sections of the Proxy Statement entitled "Summary - Opinions of Independent Committee's Financial Advisors" and "The Merger and Related Special Factors - Opinions of Independent Committee's Financial Advisors", and subparagraph (ii) of the second paragraph under the Section of the Proxy Statement entitled "Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated herein by reference.
         (c)           Availability of Documents. The financial opinions of
                       -------------------------
                       Sanders Morris Harris, Inc. and George K. Baum & Company set forth in Appendices II and III to the Proxy Statement, respectively, are incorporated herein by reference and shall also be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder of the Company or his or its representative who has been designated in writing. At the written request of such stockholder, a copy of such opinion will be sent, at the stockholder's expense, to such stockholder or his or its representative. The information set forth in Exhibit (c) to this
                       Schedule 13E-3 will be made available for inspection and copying at the principal executive offices of the Company by any interested stockholder of the Company or his or its representative who has been designated in writing. At the written request of such stockholder, a copy of that Exhibit will be sent, at the stockholder's expense, to such stockholder or his or its representatives.

-------------
*     Indicates Item is not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.
         --------------------------------------------------

         (a)           Source of Funds. The information set forth under the
                       ---------------
                       Section of the Proxy Statement entitled "Summary - Estimated Fees and Expenses; Source of Funds", subparagraph (iv) of paragraph two under the Section of the Proxy Statement entitled "The Merger and Related Special Factors -Determination of Fairness of the Merger by the Independent Committee and the Board of Directors", and the second and third paragraphs under the Section of the Proxy Statement entitled "The Merger and Related Special Factors -Estimated Fees and Expenses; Source of Funds" is incorporated herein by reference.
         (b)           Conditions. The information set forth under subparagraph
                       ----------
                       (iv) of paragraph two under the Section of the Proxy Statement entitled "The Merger and Related Special Factors -Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" and the second and third paragraphs under the Section of the Proxy Statement entitled "The Merger and Related Special Factors -Estimated Fees and Expenses; Source of Funds" is incorporated herein by reference.
         (c)           Expenses. The information set forth under the Sections of
                       --------
                       the Proxy Statement entitled "Summary - Estimated Fees and Expenses; Source of Funds", "The Merger and Related Special Factors - Estimated Fees and Expenses; Source of Funds" and "The Merger and Related Special Factors - Expenses" and subparagraph (iv) of paragraph two under the Section of the Proxy Statement entitled "The Merger and Related Special Factors -Determination of Fairness of the Merger by the Independent Committee and the Board of Directors" is incorporated hereby by reference.
         (d)           Borrowed Funds. The information set forth under the
                       --------------
                       Section of the Proxy Statement entitled "Summary - Estimated Fees and Expenses; Source of Funds", subparagraph (iv) of paragraph two under the Section of the Proxy Statement entitled "The Merger and Related Special Factors -Determination of Fairness of the Merger by the Independent Committee and the Board of Directors", and the second and third paragraphs under the Section of the Proxy Statement entitled "The Merger and Related Special Factors -Estimated Fees and Expenses; Source of Funds" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.
         ---------------------------------------------

         (a)           Securities Ownership. The information set forth on the
                       --------------------
                       first page of the Proxy Statement, under the Sections of the Proxy Statement entitled "Summary - Required Vote", "The Merger and Related Special Factors -Conflicts of Interest", and "Security Ownership" is incorporated herein by reference.
         (b)           Securities Transactions. Information set forth under the
                       -----------------------
                       Section of the Proxy Statement entitled "Purchases of Common Stock by and Other Transactions with Certain Persons" is incorporated hereby by reference.

-------------
*     Indicates Item is not applicable.

Item 12. The Solicitation or Recommendation.
         ----------------------------------

         (d)           Intent to Tender or Vote in a Going-Private Transaction.
                       -------------------------------------------------------
                       Information set forth on the first page of the Proxy Statement, and under the Section of the Proxy Statement entitled "Summary - Required Vote" is incorporated herein by reference.
         (e)           Recommendations of Others. Information set forth on the
                       -------------------------
                       first page of the Proxy Statement, under the Section of the Proxy Statement entitled "Summary - Recommendation of the Board of Directors"and the second to last paragraph under the Section of the Proxy Statement entitled "The Merger and Related Special Factors - Background of the Company" is incorporated herein by reference.

Item 13. Financial Statements.
         --------------------

         (a)           Financial Information. The information incorporated by
                       ---------------------
                       reference in the Proxy Statement under the Section entitled "Documents Incorporated By Reference" as filed with the SEC on Form 10-K for the year ended September 30, 1999 (beginning with page F-1 under the Section of the Proxy Statement entitled "Consolidated Financial Statements") and on Form 10-Q under "Part I: Financial Information" for the quarters ended December 31, 1999, March 31, 2000, and June 30, 2000 is incorporated herein by reference. This information may be obtained from the SEC as discussed under the Section of the Proxy Statement entitled "Available Information" is incorporated herein by reference. In addition, the financial statements contained in the Company's Annual Report on Form 10-K for the year ended September 30, 1999 and the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1999, March 31, 2000, and June 30, 2000, are
                       incorporated herein by reference.
         (b)           Pro Forma Information. *
                       ---------------------
         (c)           Summary Information. The information set forth under the
                       -------------------
                       Section of the Proxy Statement entitled "Selected Financial Data" is incorporated herein by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.
         ------------------------------------------------------

         (a)           Solicitations or Recommendations. The information set
                       --------------------------------
                       forth on the first page of the Proxy Statement and under the fourth paragraph of the Section of the Proxy Statement entitled "The Special Meeting - Proxies" is incorporated herein by reference.
         (b)           Employees and Corporate Assets. The information set forth
                       ------------------------------
                       under the fourth paragraph of the Section of the Proxy Statement entitled "The Special Meeting - Proxies" is incorporated herein by reference.

Item 15. Additional Information.
         ----------------------

         Reference is hereby made to the Proxy Statement, which is incorporated in its entirety herein by reference.

-------------
*     Indicates Item is not applicable.

Item 16. Exhibits.
         --------

         (a)(1) The Preliminary Proxy Statement of the Company filed with the Securities and Exchange Commission on August 17, 2000 and incorporated herein by reference.

         (a)(2) Proxy Card (included as an appendix to the Proxy Statement which is incorporated herein by reference).

         (a)(3) Letter to Shareholders from Robert H. McLean, President of the Company (included as an appendix to the Proxy Statement which is incorporated herein by reference).

         (a)(4) Notice of Special Meeting of Stockholders (included as an appendix to the Proxy Statement which is incorporated herein by reference).

         (b)           *

         (c)(1) Opinion of Sanders Morris Harris, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix II of the Proxy Statement.

         (c)(2) Opinion of George K. Baum & Company dated August 11, 2000 is incorporated herein by reference to Appendix III of the Proxy Statement.

         (d) Form of Agreement and Plan of Merger by and among Hospitality Concepts, LLC, American Hospitality, LLC and BFX Hospitality Group, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix I of the Proxy Statement.

         (e) The information set forth under the heading "The Merger and Related Special Factors" is incorporated herein by reference.

         (f) A copy of Section 262 of the Delaware General Corporation Law is attached to the Proxy Statement as Appendix IV and is incorporated herein by reference.

         (g)           *

         (h)           *
-------------
*     Indicates Item is not applicable.

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


     Dated: August 17, 2000.


                                               BFX HOSPITALITY GROUP, INC.



                                       By:     ROBERT H. McLEAN
                                       Title:  President

-------------
*     Indicates Item is not applicable.

                                   SIGNATURE



     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


     Dated: August 17, 2000.


                                               HOSPITALITY CONCEPTS, LLC



                                       By:     ROBERT H. McLEAN
                                       Title:  President

-------------
*     Indicates Item is not applicable.

                               INDEX TO EXHIBITS

Exhibit Number    Title
--------------    -----

       (a)(1) The Preliminary Proxy Statement of the Company filed with the Securities and Exchange Commission on August 17, 2000 and incorporated herein by reference.

       (a)(2) Proxy Card (included as an appendix to the Proxy Statement which is incorporated by reference).

       (a)(3) Letter to Shareholders from Robert H. McLean, President of the Company (included as an appendix to the Proxy Statement which is incorporated by reference).

       (a)(4) Notice of Special Meeting of Stockholders (included as an appendix to the Proxy Statement which is incorporated by reference).

       (b)        *

       (c)(1) Opinion of Sanders Morris Harris, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix II of the Proxy Statement.

       (c)(2) Opinion of George K. Baum & Company dated August 11, 2000 is incorporated herein by reference to Appendix III of the Proxy Statement.

       (d) Form of Agreement and Plan of Merger by and among Hospitality Concepts, LLC, American Hospitality, LLC and BFX Hospitality Group, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix I of the Proxy Statement.

       (e) The information set forth under the heading "The Merger and Related Special Factors" is incorporated herein by reference.

       (f) A copy of Section 262 of the Delaware General Corporation Law is attached to the Proxy Statement as Appendix IV and is incorporated herein by reference.

       (g)        *

       (h)        *
-------------
*     Indicates Item is not applicable.